SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

December 27, 2007
Date of report (Date of earliest event reported)



Petroleum Development Corporation

Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 8.01   Other Events.

Petroleum Development Corporation announced on December 27, 2007, that it has sold to an unrelated person a portion of its North Dakota properties, effective December 31, 2007, for approximately $34.7 million.   The properties, located in Dunn, Williams and McKenzie Counties, North Dakota, include interests in five producing Bakken wells and approximately 72,000 net undeveloped acres. The reduction in Company production and proved reserves as a result of the transaction is not material.   The Company anticipates it will recognize an after-tax impact on earnings of approximately $3 million to $5 million in its fourth quarter.   The Company anticipates utilizing the proceeds from the transaction to pay down debt. Subsequent to the sale, the Company retains ownership in three producing wells in Dunn County, ten producing wells in Burke County and approximately 58,000 acres of leasehold in Burke County.

The Press Release is attached by reference as Exhibit 9.01

EXHIBIT INDEX

Item 9.01.   Financial Statements and Exhibits.

(c)   Exhibits.

      News Release dated December 27, 2007:

            Petroleum Development Corporation sells portion of North Dakota undeveloped leasehold and producing property

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: December 31, 2007

By: /s/ Richard W. McCullough
          Richard W. McCullough
          Vice Chairman & Chief Financial Officer



NEWS *FROM*
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: December 27, 2007
CONTACT: Celesta Miracle - (304) 842-3597 http://www.petd.com

PETROLEUM DEVELOPMENT CORPORATION SELLS PORTION OF NORTH DAKOTA UNDEVELOPED LEASEHOLD AND PRODUCING PROPERTY

BRIDGEPORT, WEST VIRGINIA: Petroleum Development Corporation (NASDAQ/GSM: PETD) today announced that it has sold a portion of its North Dakota properties, effective December 31, 2007, for approximately $34.7 million. The properties, located in Dunn, Williams and McKenzie Counties, North Dakota, include interests in five producing Bakken wells and approximately 72,000 net undeveloped acres. The reduction in Company production and proved reserves as a result of the transaction is not material. The Company anticipates it will recognize an after-tax impact on earnings of approximately $3 million to $5 million in its fourth quarter. The Company anticipates utilizing the proceeds from the transaction to pay down debt. Subsequent to the sale, the Company retains ownership in three producing wells in Dunn County, ten producing wells in Burke County and approximately 58,000 acres of leasehold in Burke County.

Eric Stearns, Executive VP, commented on the sale. "Our North Dakota Bakken project has performed below our initial expectations. We believe redirecting capital and manpower efforts from this area to our successful core areas of operations, along with renewed focus on Appalachia and commencement of activity in the Barnett Shale, will further enhance our ability to grow the Company and build shareholder value."

About Petroleum Development Corporation
Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. PDC is included in the S&P SmallCap 600 Index and the Russell 3000 Index of Companies.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward- looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly

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120 Genesis Boulevard • Bridgeport, West Virginia 26330 • (304) 842-3597